                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               ICHOR CORPORATION
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                               (Name of Issuer)

                        Common Stock, $0.01 Par Value
------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 693286 10 6
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                                (CUSIP Number)

       Michael J. Smith, 6 Rue Charles-Bonnet, 1206 Geneva, Switzerland
                          Telephone (41 22) 818 2999
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  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                              December 29, 1999
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            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


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                                                             Page 2 of 5 Pages


CUSIP No.     693286 10 6
-----------------------------------------------------

1)  Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons

          Pine Resources Corporation
    ----------------------------------------------------------------

2)  Check the Appropriate Box if a Member of a Group

    (a)  [   ]
    (b)  [ X ]

3)  SEC Use Only
                 -------------------------------------------------------------

4)  Source of Funds     WC
                    ----------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

    --------------------------------------------------------------------------

6)  Citizenship or Place of Organization     British Columbia, Canada
                                         -------------------------------------

    Number of                     (7)  Sole Voting Power   1,620,000
    Shares Bene-                                         ---------------------
    ficially                      (8)  Shared Voting Power   0
    Owned by                                               -------------------
    Each Reporting                (9)  Sole Dispositive Power  1,620,000
    Person                                                    ----------------
    With                          (10) Shared Dispositive Power  0
                                                                --------------

11) Aggregate Amount Beneficially Owned by Each Reporting Person   1,620,000
                                                                  ------------

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

    --------------------------------------------------------------------------

13) Percent of Class Represented by Amount in Row (11)    32.9%
                                                       -----------------------

14) Type of Reporting Person         CO
                             -------------------------------------------------


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                                                             Page 3 of 5 Pages


ITEM 1.  SECURITY AND ISSUER.

This statement relates to the shares of common stock with a $0.01 par value each of ICHOR Corporation ("ICHOR"), a Delaware corporation, having a principal executive office at Suite 1250, 400 Burrard Street, Vancouver, British Columbia, Canada, V6C 3A6.

ITEM 2.  IDENTITY AND BACKGROUND.

This statement is filed on behalf of Pine Resources Corporation ("Pine"). Pine is organized under the laws of British Columbia, Canada, is an independent oil and gas exploration and production company and has a principal business and office address at Burglistrasse 6, 8002 Zurich, Switzerland.

The following table lists the names, citizenship, principal business addresses and principal occupations of the executive officers and directors of Pine.

NAME                  RESIDENCE OR               PRINCIPAL
                    BUSINESS ADDRESS             OCCUPATION                CITIZENSHIP
--------------------------------------------------------------------------------------
Jimmy S.H. Lee      53, Route de Malagnou,   Trustee, President and        Canadian
                    1211 Geneva 17,          Chief Executive Officer of
                    Switzerland              Mercer International Inc.
--------------------------------------------------------------------------------------
R. Ian Rigg         5489 Greenleaf Rd.,      Trustee and Chief             Australian
                    West Vancouver,          Financial Officer of
                    British Columbia,        Mercer International Inc.
                    Canada, V7W 1N5
--------------------------------------------------------------------------------------
Chang S. Moon       3-306 Woosung Apt.,      Trustee of Mercer             Korean
                    Dae Chi-Dong,            International Inc. and
                    Kang Nam-Ku,             Independent Consultant
                    Seoul, Korea
--------------------------------------------------------------------------------------

During the last five years, Pine has not been, nor to the knowledge of Pine, have any of its officers or directors been, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Pine acquired 1,620,000 shares of common stock of ICHOR for an aggregate purchase price of $5,022,000. The acquisition was funded out of working capital, which may, at any given time, include margin loans and/or advances under a line of credit made in the ordinary course of business.


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                                                             Page 4 of 5 Pages


ITEM 4.  PURPOSE OF TRANSACTION.

Pine has acquired the shares of common stock of ICHOR for investment purposes. At this time, neither Pine, nor, to the knowledge of Pine, any of its directors or executive officers, have the intention of acquiring additional shares of ICHOR, although Pine reserves the right to make additional purchases on the open market, in private transactions and from treasury. Neither Pine, nor, to the knowledge of Pine, any of its directors or executive officers, have any present intention or understandings to effect any of the transactions listed in Item 4(a)-(j) of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

On December 29, 1999, Pine purchased 1,620,000 shares of common stock of ICHOR at a purchase price of $3.10 per share. As a result, Pine beneficially holds and has the sole power to direct the vote and disposition of an aggregate of 1,620,000 shares of common stock of ICHOR, which represents approximately 32.9% of ICHOR's issued and outstanding shares of common stock.

To the knowledge of Pine, none of its directors or executive officers have the power to vote or dispose of any shares of common stock of ICHOR, nor did Pine or its directors and executive officers effect any transactions in such shares during the past 60 days, except as disclosed herein.

                                                             Page 5 of 5 Pages


                                   SIGNATURE
                                   ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                       January 7, 2000
                                               -------------------------------
                                                            (Date)

                                                  PINE RESOURCES CORPORATION

                                               By:  /s/ R. Ian Rigg
                                               -------------------------------
                                                         (Signature)

                                                    R. Ian Rigg, Secretary
                                               -------------------------------
                                                       (Name and Title)